09058675

MMISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 S. Utica Place, Suite 150
(No. and Street)

Tulsa	OK	74114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lori A. Smith 918-599-0045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan Taylor LLP
(Name – *if individual, state last, first, middle name*)

Two Warren Place, Suite 1200	Tulsa	OK	74136
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Minshall & Company Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lori A. Smith
Signature

Chief Financial Officer
Title

SHAWNA M. MOORE
NOTARY PUBLIC
Commission # 04007139
My Commission Expires 08-09-2012
STATE OF OKLAHOMA

Shawna M. Moore
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Minshall & Company Inc.

We have audited the accompanying statement of financial condition of Minshall & Company Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.) as of December 31, 2008, and the related statements of income, stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

HoganTaylor LLP

February 18, 2009

6120 S. Yale, Suite 1200, Tulsa, OK 74136-4242
P 918.496.1080 **F** 918.496.7749
www.hogantaylor.com

MINSHALL & COMPANY INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets	
Cash	$ 90,811
Accounts receivable	3,208
Prepaid expenses	413
Deferred income taxes	9,878
Deposits	145
Total assets	$ 104,455
Liabilities	
Accrued expenses	$ 4,500
Due to parent company	5,648
Total liabilities	10,148
Stockholder's Equity	
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares	1
Additional paid-in capital	94,306
Retained earnings	-
Total stockholder's equity	94,307
Total liabilities and stockholder's equity	$ 104,455

See notes to financial statement.

MINSHALL & COMPANY INC.

STATEMENT OF INCOME

Year ended December 31, 2008

Operating revenues:	
Commissions	$ 82,407
Interest and dividends	3,330
Other income	279
Total Operating Revenues	86,016
Operating costs and expenses:	
Professional fees	4,500
Administrative fee	12,000
Licenses and permits	3,355
Other	1,540
Total Operating Costs and Expenses	21,395
Income before income taxes	64,621
Provision for income taxes	14,857
Net income	$ 49,764

See notes to financial statement.

MINSHALL & COMPANY INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Year ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	$ 1	$ 115,608	$ 28,934	$ 144,543
Net income	-	-	49,764	49,764
Dividends	-	(21,302)	(78,698)	(100,000)
Balance, December 31, 2008	$ 1	$ 94,306	$ -	$ 94,307

See notes to financial statement.

MINSHALL & COMPANY INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash Flows from Operating Activities	
Net income	$ 49,764
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred income taxes	2,456
Changes in assets and liabilities:	
Accounts receivable	(3,208)
Prepaid expenses and deposits	410
Due to parent company	(39,936)
Net cash provided by operating activities	9,486
Cash Flows from Financing Activities	
Dividends paid	(100,000)
Net cash used in financing activities	(100,000)
Net decrease in cash	(90,514)
Cash, beginning of year	181,325
Cash, end of year	$ 90,811

See notes to financial statement.

MINSHALL & COMPANY INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2008

The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2008

See notes to financial statement.

MINSHALL & COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Business

Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Oklahoma Securities Commission and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. (CAI) and is engaged only in a limited broker dealer business (mutual funds and/or variable annuities).

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue recognition

Commission income and expense related to client securities transactions are recorded on a trade date basis. 12b-1 fees are based on the average balance of the mutual fund held in customer accounts and are recorded on a monthly basis.

Income taxes

The Company files consolidated tax returns with its parent, CAI. The Company computes its income tax provision based upon a tax allocation agreement with CAI, which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from CAI. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48 (FIN 48). FIN 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Standards (SFAS) No. 109, *Accounting for Income Taxes*, was issued to clarify the accounting for contingent income tax obligations. Management has elected to defer the application of FIN 48, which must be adopted in years beginning after December 31, 2008. The Company will continue to follow SFAS No. 5, *Accounting for Contingencies*, until it adopts FIN 48.

Note 2 - Stockholder's Equity and Restriction

The Company is required by Oklahoma securities regulations and the Financial Industry Regulatory Authority to maintain a minimum net worth (as defined) of $10,000 and $25,000, respectively. At December 31, 2008, the Company's qualified net worth was in excess of these required minimums.

Note 3 - Income Taxes

The provision for income taxes consists of:

	2008
Taxes currently payable	$12,401
Deferred income taxes (benefit)	2,456
	$14,857

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2008
Federal computed at the statutory rate	$22,617
State income taxes - net of federal tax benefit	3,877
Rate differentials and other	(11,637)
	$14,857

Note 4 - Related Party Transactions

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in 2008. In addition, the Company received approximately $19,000 in 12b-1 fees from the mutual fund managed by Capital Advisors, Inc. during 2008.

Note 5 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading

markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company seeks to control the aforementioned risks by requiring customers to pay for security purchases at the time orders are placed, or maintain collateral with the client's broker in compliance with various regulatory requirements and the broker's internal guidelines.

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors
Minshall & Company Inc.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The nature of our audit procedures is more fully described in our report on the basic financial statements. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

HoganTaylor LLP

February 18, 2009

6120 S. Yale, Suite 1200, Tulsa, OK 74136-4242
P 918.496.1080 **F** 918.496.7749
www.hogantaylor.com

MINSHALL & COMPANY INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total stockholder's equity	$ 94,307
Total nonallowable assets	10,436
Net capital before haircut on security positions	83,871
Haircut on securities	-
Net capital	83,871
Minimum dollar net capital requirement	25,000
Excess net capital	$ 58,871
Total aggregate indebtedness	$ 10,148
Percentage of aggregate indebtedness to net capital	12.10%

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 81,239
Audit adjustments to record net reduction of liabilities	2,632
Net capital per above	$ 83,871
Total aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$ 12,780
Audit adjustments to record net reduction of liabilities	(2,632)
Total aggregate indebtedness per above	$ 10,148

MINSHALL & COMPANY INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Minshall & Company Inc. is a limited business (mutual funds and/or variable annuities only) broker dealer, and therefore, is exempt from Rule 15c3-3 pursuant to paragraph (K)(1).

HoganTaylor LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Minshall & Company Inc.

In planning and performing our audit of the financial statements and additional information of Minshall & Company Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6120 S. Yale, Suite 1200, Tulsa, OK 74136-4242
***P** 918.496.1080 **F** 918.496.7749*
www.hogantaylor.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hogan Taylor LLP

February 18, 2009

MINSHALL & COMPANY INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS' REPORT